UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Weight Watchers International, Inc.

(Name of Subject Company (Issuer) And Filing Person (Offeror))

Options to Purchase Common Stock, no par value per share

(Title of Class of Securities)

948626 10 6

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Michael F. Colosi, Esq.

General Counsel and Secretary

675 Avenue of the Americas, 6th Floor

New York, New York 10010

(212) 589-2700

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Kenneth B. Wallach, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

(212) 455-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$42,239,103	$4,909

*	Estimated solely for purposes of calculating the Amount of Filing Fee. The calculation of the Transaction Valuation assumes that all options to purchase shares of the issuer’s common stock that may be eligible for exchange in the offer will be tendered pursuant to the offer. These options cover an aggregate of 1,712,859 shares of common stock of Weight Watchers International, Inc. having a weighted average exercise price of $24.66 per share.
**	The Amount of Filing Fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $116.20 per million dollars of the aggregate amount of the Transaction Valuation. The Transaction Valuation set forth above was calculated for the sole purpose of determining the Amount of Filing Fee and should not be used for any other purpose.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

Item 1. Summary Term Sheet
Item 2. Subject Company Information
Item 3. Identity and Background of Filing Person
Item 4. Terms of the Transaction
Item 5. Past Contacts, Transactions, Negotiations and Agreements
Item 6. Purposes of the Transaction and Plans or Proposals
Item 7. Source and Amount of Funds or Other Consideration
Item 8. Interest in Securities of the Subject Company
Item 9. Person/Assets, Retained, Employed, Compensated or Used
Item 10. Financial Statements
Item 11. Additional Information
Item 12. Exhibits
Item 13. Information Required by Schedule 13E-3
SIGNATURE
INDEX TO EXHIBITS
EX.-99.(a)(1)(i)
EX.-99.(a)(1)(ii)
EX.-99.(a)(1)(iii)
EX.-99.(a)(1)(iv)
EX.-99.(a)(1)(v)
EX.-99.(a)(1)(vi)
EX.-99.(a)(1)(vii)
EX.-99.(a)(1)(viii)
EX.-99.(a)(1)(ix)
EX.-99.(a)(1)(x)
EX.-99.(a)(1)(xi)
EX.-99.(a)(1)(xii)
EX.-99.(a)(1)(xiii)
EX.-99.(a)(1)(xiv)
EX.-99.(a)(1)(xv)
EX.-99.(a)(1)(xvi)

Item 1.	Summary Term Sheet.

The information set forth under “Summary Term Sheet” in the Offering Memorandum, dated May 22, 2015 (the “Offering Memorandum”), attached hereto as Exhibit (a)(1)(i), is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address. The name of the issuer is Weight Watchers International, Inc., a Virginia corporation (“Weight Watchers” or the “Company”), and the address of its principal executive office is 675 Avenue of the Americas, 6th Floor, New York, New York 10010. The telephone number at that address is (212) 589-2700.

(b) Securities. This Tender Offer Statement on Schedule TO relates to an offer (the “Offer”) by the Company to Eligible Employees (as defined below) to exchange outstanding Eligible Options (as defined below) for new options to purchase shares of its common stock, no par value per share (the “Replacement Options”), to be granted under the Amended and Restated Weight Watchers International, Inc. 2014 Stock Incentive Plan.

“Eligible Options” are any performance-vesting stock options (i.e., stock options with vesting criteria linked to the achievement of specified stock price hurdles) outstanding under the Company’s stock incentive plans that (i) were granted during the period from December 12, 2013 to March 11, 2015 at exercise prices ranging from $9.82 to $32.65 and (ii) have an exercise price per share greater than the closing price per share of the Company’s common stock on the New York Stock Exchange (“NYSE”) on the date the Offer expires.

Each Replacement Option will have a per share exercise price equal to the greater of (x) the closing price per share of the Company’s common stock on the NYSE on the date the Replacement Options are granted and (y) the average closing price per share of the Company’s common stock on the NYSE for the five trading day period immediately preceding and including such grant date.

An individual will be eligible to participate in the Exchange Program (as defined in the Offering Memorandum) if he or she is an Eligible Employee. An “Eligible Employee” is any active employee of Weight Watchers or any of its subsidiaries who holds one or more Eligible Options and continues to satisfy these conditions during the entire period from and including May 22, 2015 through the date the Offer expires. The Company is making the Offer upon the terms and subject to the conditions set forth in the Offering Memorandum and the related accompanying Election Form, attached hereto as Exhibit (a)(1)(iii), as well as the terms and conditions of the applicable option grant documents.

As of May 18, 2015, options to purchase 2,745,715 shares of Weight Watchers common stock were granted and outstanding under the Company’s stock incentive plans. Of these, options to purchase 1,712,859 shares of Weight Watchers Common Stock were eligible for exchange in the Offer. The actual number of shares of common stock subject to the stock options to be exchanged in the Offer will depend on the number of shares of common stock subject to Eligible Options surrendered by Eligible Employees and accepted for exchange.

The information set forth in the Offering Memorandum on the introductory pages and under “Summary Term Sheet,” Section 1 (“Eligibility; Number of Options; Expiration Time”), Section 5 (“Acceptance of Eligible Options for Exchange and Issuance of Replacement Options”) and Section 8 (“Source and Amount of Consideration; Terms of Replacement Options”) is incorporated herein by reference.

(c) Trading Market and Price. The information set forth in the Offering Memorandum under Section 6 (“Price Range of Common Stock Underlying the Options”) is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) Name and Address. The Company is both the filing person and the subject company. The information set forth under Item 2(a) above, the information in the Offering Memorandum under Section 10 (“Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Options”) and the information set forth in Schedule A to the Offering Memorandum is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a) Material Terms. The information set forth in the Offering Memorandum under “Summary Term Sheet,” Section 1 (“Eligibility; Number of Options; Expiration Time”), Section 3 (“Procedures for Electing to Exchange Options”), Section 4 (“Withdrawal Rights”), Section 5 (“Acceptance of Eligible Options for Exchange and Issuance of Replacement Options”), Section 7 (“Conditions of this Offer”), Section 8 (“Source and Amount of Consideration; Terms of Replacement Options”), Section 9 (“Information Concerning Weight Watchers International, Inc.”), Section 11 (“Status of Eligible Options Acquired by Us in this Offer; Accounting Consequences of this Offer”), Section 12 (“Legal Matters; Regulatory Approvals”), Section 13 (“Material U.S. Federal Income Tax Consequences”), and Section 14 (“Extension of Offer; Termination; Amendment”) and in Schedule A of the Offering Memorandum is incorporated herein by reference.

(b) Purchases. Executive officers of the Company are eligible to participate in the Offer. Directors of the Company who are not executive officers are not eligible to participate in the Offer. The information set forth in the Offering Memorandum under “Summary Term Sheet,” Section 1 (“Eligibility; Number of Options; Expiration Time”) and Section 10 (“Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Offering Memorandum under Section 10 (“Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference. The Company’s equity plans and related agreements are incorporated herein by reference hereto as Exhibits (d)(1)-(12).

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information set forth in the Offering Memorandum under “Summary Term Sheet” and Section 2 (“Purpose of this Offer”) is incorporated herein by reference.

(b) Use of Securities Acquired. The information set forth in the Offering Memorandum under Section 5 (“Acceptance of Eligible Options for Exchange and Issuance of Replacement Options”), Section 8 (“Source and Amount of Consideration; Terms of Replacement Options”) and Section 11 (“Status of Eligible Options Acquired by Us in this Offer; Accounting Consequences of this Offer”) is incorporated herein by reference.

(c) Plans. Not applicable.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds. The information set forth in the Offering Memorandum under Section 5 (“Acceptance of Eligible Options for Exchange and Issuance of Replacement Options”), Section 8 (“Source and Amount of Consideration; Terms of Replacement Options”) and Section 15 (“Fees and Expenses”) is incorporated herein by reference.

(b) Conditions. The information set forth in the Offering Memorandum under “Summary Term Sheet” and Section 7 (“Conditions of this Offer”) is incorporated herein by reference. There are no alternative financing arrangements or financing plans for the Offer.

(d) Borrowed Funds. Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a) Securities Ownership. The information set forth in the Offering Memorandum under Section 10 (“Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

(b) Securities Transactions. The information set forth in the Offering Memorandum under Section 10 (“Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Options”) and in Schedule A of the Offering Memorandum is incorporated herein by reference.

Item 9.	Person/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. Not applicable.

Item 10.	Financial Statements.

(a) Financial Information. The information set forth in the Offering Memorandum under Section 9 (“Information Concerning Weight Watchers International, Inc.”) and Section 16 (“Additional Information”), the information set forth in the Company’s Annual Report on Form 10-K/A for the year ended January 3, 2015 under Part II, Item 8 “Financial Statements and Supplementary Data” filed with the Securities and Exchange Commission (“SEC”) on May 13, 2015 and the information set forth in the Company’s Quarterly Report on Form 10-Q for the quarter ended April 4, 2015 filed with the SEC on May 14, 2015 under Part I, Item 1 “Financial Statements” is incorporated herein by reference. A copy of the Annual Report on Form 10-K/A and the Quarterly Report on Form 10-Q can be accessed electronically on the SEC’s website at www.sec.gov.

(b) Pro Forma Information. Not applicable.

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offering Memorandum under Section 10 (“Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Options”) and Section 12 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

(b) Other Material Information. Not applicable.

Item 12.	Exhibits.

Exhibit No.	Description

(a)(1)(i)*	Offering Memorandum relating to our Offer to Exchange Eligible Options for Replacement Options, dated May 22, 2015.

(a)(1)(ii)*	Communication to Eligible Employees Announcing the Opening of the Exchange Program, to be delivered via e-mail on or around May 22, 2015.

(a)(1)(iii)*	Form of Communication to Eligible Employees from the Chief Executive Officer, to be delivered on or around May 22, 2015.

(a)(1)(iv)*	Form of Election Form.

(a)(1)(v)*	Form of Notice of Withdrawal.

(a)(1)(vi)*	Form of Communication to Eligible Employees Participating in the Exchange Program Confirming Receipt of Election Form.

(a)(1)(vii)*	Form of Communication to Eligible Employees Participating in the Exchange Program Confirming Receipt of Notice of Withdrawal.

(a)(1)(viii)*	Form of Confirmation of Participation in Exchange Program.

(a)(1)(ix)*	Form of Confirmation of Non-Participation in Exchange Program.

(a)(1)(x)*	Form of Communication to Eligible Employees Rejecting the Election Form under the Exchange Program.

(a)(1)(xi)*	Form of Communication to Eligible Employees Rejecting the Notice of Withdrawal under the Exchange Program.

(a)(1)(xii)*	Form of Reminder of Expiration of Exchange Program.

(a)(1)(xiii)*	Form of Final Reminder of Expiration of Exchange Program.

(a)(1)(xiv)*	Form of Final Election Confirmation Notice.

(a)(1)(xv)*	Form of Communication Regarding the Results of the Exchange Program.

(a)(1)(xvi)*	UK Sub-Plan of the Amended and Restated Weight Watchers International, Inc. 2014 Stock Incentive Plan.

(a)(1)(xvii)	Weight Watchers International, Inc. Annual Report on Form 10-K/A for the period ended January 3, 2015 (filed on May 13, 2015 (File No. 001-16769) and incorporated herein by reference).

(a)(1)(xviii)	Weight Watchers International, Inc. Quarterly Report on Form 10-Q for the period ended April 4, 2015 (filed on May 14, 2015 (File No. 001-16769) and incorporated herein by reference).

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)	Weight Watchers International, Inc. Definitive Proxy Statement on Schedule 14A (filed on April 21, 2015 (File No. 001-16769), and incorporated herein by reference).

(b)	Not applicable.

(d)(1)	Amended and Restated Weight Watchers International, Inc. 2014 Stock Incentive Plan (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K, as filed on May 8, 2015 (File No. 001-16769), and incorporated herein by reference).

(d)(2)	1999 Stock Purchase and Option Plan of Weight Watchers International, Inc. and Subsidiaries (filed as Exhibit 10.19 to the Company’s Annual Report on Form 10-K for the fiscal year ended April 29, 2000, as filed on July 28, 2000 (File No. 000-03389), and incorporated herein by reference).

(d)(3)	Statement of Amendments to the 1999 Stock Purchase and Option Plan (filed as Exhibit 99.3 to the Company’s Current Report on Form 8-K, as filed on December 15, 2006 (File No. 001-16769), and incorporated herein by reference).

(d)(4)	Weight Watchers International, Inc. 2004 Stock Incentive Plan (filed as Appendix A of the Company’s Definitive Proxy Statement on Schedule 14A filed on April 8, 2004 (File No. 001-16769), and incorporated herein by reference).

(d)(5)	Amendment to Weight Watchers International, Inc. 2004 Stock Incentive Plan (filed as Exhibit 10.5 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended July 2, 2005, as filed on August 11, 2005 (File No. 001-16769), and incorporated herein by reference).

(d)(6)	Statement of Amendments to the Weight Watchers International, Inc. 2004 Stock Incentive Plan (filed as Exhibit 99.4 to the Company’s Current Report on Form 8-K, as filed on December 15, 2006 (File No. 001-16769), and incorporated herein by reference).

(d)(7)	Weight Watchers International, Inc. 2008 Stock Incentive Plan (filed as Appendix A of the Company’s Definitive Proxy Statement on Schedule 14A filed on March 31, 2008 (File No. 001-16769), and incorporated herein by reference).

(d)(8)	Form of Term Sheet for Employee Stock Awards and Form of Terms and Conditions for Employee Stock Awards (filed as Exhibit 10.34 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005, as filed on February 27, 2006 (File No. 001-16769), and incorporated herein by reference).

(d)(9)	Form of Term Sheet for Employee Restricted Stock Unit Awards and Form of Terms and Conditions for Employee Restricted Stock Unit Awards (filed as Exhibit 10.35 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005, as filed on February 27, 2006 (File No. 001-16769), and incorporated herein by reference).

(d)(10)	Form of Amended and Restated Directors Restricted Stock Agreement for Weight Watchers International, Inc. non-employee director restricted stock (filed as Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 28, 2014, as filed on August 7, 2014 (File No. 001-16769), and incorporated herein by reference).

(d)(11)	Form of Term Sheet for Employee Performance Stock Option Awards and Form of Terms and Conditions for Employee Performance Stock Option Awards (for certain executive officers party to continuity agreements) (filed as Exhibit 10.35 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 28, 2013, as filed on February 26, 2014 (File No. 001-16769), and incorporated herein by reference).

(d)(12)	Form of Term Sheet for Employee Performance Stock Option Awards and Form of Terms and Conditions for Employee Performance Stock Option Awards (filed as Exhibit 10.36 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 28, 2013, as filed on February 26, 2014 (File No. 001-16769), and incorporated herein by reference).

(d)(13)	Corporate Agreement, dated as of November 5, 2001, between Weight Watchers International, Inc. and Artal Luxembourg S.A. (filed as Exhibit 10.36 to Amendment No. 2 to the Company’s Registration Statement on Form S-1, as filed on November 9, 2001 (File No. 333-69362), and incorporated herein by reference).

(d)(14)	Amendment, dated as of July 1, 2005, to the Corporate Agreement, dated as of November 5, 2001, by and between Weight Watchers International, Inc. and Artal Luxembourg S.A. (filed as Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended July 2, 2005, as filed on August 11, 2005 (File No. 001-16769), and incorporated herein by reference).

(d)(15)	Registration Rights Agreement, dated as of September 29, 1999, among Weight Watchers International, Inc., H.J. Heinz Company and Artal Luxembourg S.A. (filed as Exhibit 10.38 to Amendment No. 1 to the Company’s Registration Statement on Form S-1, as filed on October 29, 2001 (File No. 333-69362), and incorporated herein by reference).

(d)(16)	Form of Amended and Restated Continuity Agreement, between Weight Watchers International, Inc. and certain key executives (Chief Executive Officer, Chief Financial Officer and General Counsel) (filed as Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended July 2, 2011, as filed on August 11, 2011 (File No. 001-16769), and incorporated herein by reference).

(d)(17)	Summary of Non-Employee Director Compensation (filed as Exhibit 10 to the Company’s Current Report on Form 8-K, as filed on July 18, 2006 (File No. 001-16769), and incorporated herein by reference).

(d)(18)	Offer Letter, dated as of July 2, 2012, by and between Weight Watchers International, Inc. and Nicholas P. Hotchkin (filed as Exhibit 10.31 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 29, 2012, as filed on February 27, 2013 (File No. 001-16769), and incorporated herein by reference).

(d)(19)	Offer Letter, dated as of December 6, 2012, by and between Weight Watchers International, Inc. and James Chambers (filed as Exhibit 10.34 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 29, 2012, as filed on February 27, 2013 (File No. 001-16769), and incorporated herein by reference).

(d)(20)	Letter Agreement, dated as of May 8, 2013, by and between Weight Watchers International, Inc. and James Chambers (filed as Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 29, 2013, as filed on August 8, 2013 (File No. 001-16769), and incorporated herein by reference).

(d)(21)	Offer Letter, dated as of July 4, 2013, by and between Weight Watchers (UK) Ltd and Jeanine Lemmens (filed as Exhibit 10.36 to the Company’s Annual Report on Form 10-K for the fiscal year ended January 3, 2015, as filed on March 4, 2015 (File No. 001-16769), and incorporated herein by reference).

(d)(22)	Offer Letter, dated as of March 3, 2014, by and between Weight Watchers International, Inc. and Michael F. Colosi (filed as Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended April 4, 2015, as filed on May 14, 2015 (File No. 001-16769), and incorporated herein by reference).

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith.

Item 13.	Information Required by Schedule 13E-3.

(a) Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Weight Watchers International, Inc.

By:	/s/ Nicholas P. Hotchkin
Nicholas P. Hotchkin
Chief Financial Officer

Date: May 22, 2015

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(i)*	Offering Memorandum relating to our Offer to Exchange Eligible Options for Replacement Options, dated May 22, 2015.

(a)(1)(ii)*	Communication to Eligible Employees Announcing the Opening of the Exchange Program, to be delivered via e-mail on or around May 22, 2015.

(a)(1)(iii)*	Form of Communication to Eligible Employees from the Chief Executive Officer, to be delivered on or around May 22, 2015.

(a)(1)(iv)*	Form of Election Form.

(a)(1)(v)*	Form of Notice of Withdrawal.

(a)(1)(vi)*	Form of Communication to Eligible Employees Participating in the Exchange Program Confirming Receipt of Election Form.

(a)(1)(vii)*	Form of Communication to Eligible Employees Participating in the Exchange Program Confirming Receipt of Notice of Withdrawal.

(a)(1)(viii)*	Form of Confirmation of Participation in Exchange Program.

(a)(1)(ix)*	Form of Confirmation of Non-Participation in Exchange Program.

(a)(1)(x)*	Form of Communication to Eligible Employees Rejecting the Election Form under the Exchange Program.

(a)(1)(xi)*	Form of Communication to Eligible Employees Rejecting the Notice of Withdrawal under the Exchange Program.

(a)(1)(xii)*	Form of Reminder of Expiration of Exchange Program.

(a)(1)(xiii)*	Form of Final Reminder of Expiration of Exchange Program.

(a)(1)(xiv)*	Form of Final Election Confirmation Notice.

(a)(1)(xv)*	Form of Communication Regarding the Results of the Exchange Program.

(a)(1)(xvi)*	UK Sub-Plan of the Amended and Restated Weight Watchers International, Inc. 2014 Stock Incentive Plan.

(a)(1)(xvii)	Weight Watchers International, Inc. Annual Report on Form 10-K/A for the period ended January 3, 2015 (filed on May 13, 2015 (File No. 001-16769) and incorporated herein by reference).

(a)(1)(xviii)	Weight Watchers International, Inc. Quarterly Report on Form 10-Q for the period ended April 4, 2015 (filed on May 14, 2015 (File No. 001-16769) and incorporated herein by reference).

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)	Weight Watchers International, Inc. Definitive Proxy Statement on Schedule 14A (filed on April 21, 2015 (File No. 001-16769), and incorporated herein by reference).

(b)	Not applicable.

(d)(1)	Amended and Restated Weight Watchers International, Inc. 2014 Stock Incentive Plan (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K, as filed on May 8, 2015 (File No. 001-16769), and incorporated herein by reference).

(d)(2)	1999 Stock Purchase and Option Plan of Weight Watchers International, Inc. and Subsidiaries (filed as Exhibit 10.19 to the Company’s Annual Report on Form 10-K for the fiscal year ended April 29, 2000, as filed on July 28, 2000 (File No. 000-03389), and incorporated herein by reference).

(d)(3)	Statement of Amendments to the 1999 Stock Purchase and Option Plan (filed as Exhibit 99.3 to the Company’s Current Report on Form 8-K, as filed on December 15, 2006 (File No. 001-16769), and incorporated herein by reference).

(d)(4)	Weight Watchers International, Inc. 2004 Stock Incentive Plan (filed as Appendix A of the Company’s Definitive Proxy Statement on Schedule 14A filed on April 8, 2004 (File No. 001-16769), and incorporated herein by reference).

(d)(5)	Amendment to Weight Watchers International, Inc. 2004 Stock Incentive Plan (filed as Exhibit 10.5 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended July 2, 2005, as filed on August 11, 2005 (File No. 001-16769), and incorporated herein by reference).

(d)(6)	Statement of Amendments to the Weight Watchers International, Inc. 2004 Stock Incentive Plan (filed as Exhibit 99.4 to the Company’s Current Report on Form 8-K, as filed on December 15, 2006 (File No. 001-16769), and incorporated herein by reference).

(d)(7)	Weight Watchers International, Inc. 2008 Stock Incentive Plan (filed as Appendix A of the Company’s Definitive Proxy Statement on Schedule 14A filed on March 31, 2008 (File No. 001-16769), and incorporated herein by reference).

(d)(8)	Form of Term Sheet for Employee Stock Awards and Form of Terms and Conditions for Employee Stock Awards (filed as Exhibit 10.34 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005, as filed on February 27, 2006 (File No. 001-16769), and incorporated herein by reference).

(d)(9)	Form of Term Sheet for Employee Restricted Stock Unit Awards and Form of Terms and Conditions for Employee Restricted Stock Unit Awards (filed as Exhibit 10.35 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005, as filed on February 27, 2006 (File No. 001-16769), and incorporated herein by reference).

(d)(10)	Form of Amended and Restated Directors Restricted Stock Agreement for Weight Watchers International, Inc. non-employee director restricted stock (filed as Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 28, 2014, as filed on August 7, 2014 (File No. 001-16769), and incorporated herein by reference).

(d)(11)	Form of Term Sheet for Employee Performance Stock Option Awards and Form of Terms and Conditions for Employee Performance Stock Option Awards (for certain executive officers party to continuity agreements) (filed as Exhibit 10.35 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 28, 2013, as filed on February 26, 2014 (File No. 001-16769), and incorporated herein by reference).

(d)(12)	Form of Term Sheet for Employee Performance Stock Option Awards and Form of Terms and Conditions for Employee Performance Stock Option Awards (filed as Exhibit 10.36 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 28, 2013, as filed on February 26, 2014 (File No. 001-16769), and incorporated herein by reference).

(d)(13)	Corporate Agreement, dated as of November 5, 2001, between Weight Watchers International, Inc. and Artal Luxembourg S.A. (filed as Exhibit 10.36 to Amendment No. 2 to the Company’s Registration Statement on Form S-1, as filed on November 9, 2001 (File No. 333-69362), and incorporated herein by reference).

(d)(14)	Amendment, dated as of July 1, 2005, to the Corporate Agreement, dated as of November 5, 2001, by and between Weight Watchers International, Inc. and Artal Luxembourg S.A. (filed as Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended July 2, 2005, as filed on August 11, 2005 (File No. 001-16769), and incorporated herein by reference).

(d)(15)	Registration Rights Agreement, dated as of September 29, 1999, among Weight Watchers International, Inc., H.J. Heinz Company and Artal Luxembourg S.A. (filed as Exhibit 10.38 to Amendment No. 1 to the Company’s Registration Statement on Form S-1, as filed on October 29, 2001 (File No. 333-69362), and incorporated herein by reference).

(d)(16)	Form of Amended and Restated Continuity Agreement, between Weight Watchers International, Inc. and certain key executives (Chief Executive Officer, Chief Financial Officer and General Counsel) (filed as Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended July 2, 2011, as filed on August 11, 2011 (File No. 001-16769), and incorporated herein by reference).

(d)(17)	Summary of Non-Employee Director Compensation (filed as Exhibit 10 to the Company’s Current Report on Form 8-K, as filed on July 18, 2006 (File No. 001-16769), and incorporated herein by reference).

(d)(18)	Offer Letter, dated as of July 2, 2012, by and between Weight Watchers International, Inc. and Nicholas P. Hotchkin (filed as Exhibit 10.31 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 29, 2012, as filed on February 27, 2013 (File No. 001-16769), and incorporated herein by reference).

(d)(19)	Offer Letter, dated as of December 6, 2012, by and between Weight Watchers International, Inc. and James Chambers (filed as Exhibit 10.34 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 29, 2012, as filed on February 27, 2013 (File No. 001-16769), and incorporated herein by reference).

(d)(20)	Letter Agreement, dated as of May 8, 2013, by and between Weight Watchers International, Inc. and James Chambers (filed as Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 29, 2013, as filed on August 8, 2013 (File No. 001-16769), and incorporated herein by reference).

(d)(21)	Offer Letter, dated as of July 4, 2013, by and between Weight Watchers (UK) Ltd and Jeanine Lemmens (filed as Exhibit 10.36 to the Company’s Annual Report on Form 10-K for the fiscal year ended January 3, 2015, as filed on March 4, 2015 (File No. 001-16769), and incorporated herein by reference).

(d)(22)	Offer Letter, dated as of March 3, 2014, by and between Weight Watchers International, Inc. and Michael F. Colosi (filed as Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended April 4, 2015, as filed on May 14, 2015 (File No. 001-16769), and incorporated herein by reference).

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith.